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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Maxicare Heath Plans, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

577904204

(CUSIP Number)

Neil J. Koren, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, California 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.00

14. Type of Reporting Person (See Instructions) PN, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.00

14. Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Maxicare Health Plans, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1149 South Broadway Street, Los Angeles, CA 90015.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) The names of the persons filing this statement are Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in Instruction C of Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert James Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

SCMI is a wholly owned subsidiary of Nvest Holdings, Inc., which is a wholly owned subsidiary of Nvest Companies, L.P. ("Nvest Companies"). Nvest Companies is the sole limited partner of SCMLP. The general partner of Nvest Companies is CDCAM North America, LLC. CDCAM North America Corporation ("CDCAM NA") is the sole limited partner of Nvest Companies. CDCAM NA is a wholly owned subsidiary of CDC Asset Management S.A., which is owned by CNP Assurances, Caisse Nationale des Caisses E'Epargne and CDC Finance, each of which is owned by Caisse Nationale des Consignations ("CDC"), which is supervised by the government of France.

SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

(b) The business address of SCMLP, SCMI, Snyder, Niemasik, Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield and Nvest Companies is 399 Boylston Street, Boston, MA 02116. The business address of CDC is 7, Place des Cinq Martyrs du Lycee Buffon, BP 541, 75725, Paris, Cedex 15, France.

(c) SCMLP is an investment adviser registered under the Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCMLP is a Delaware limited partnership. SCMI is a Delaware corporation. Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-Snyder and Umberfield are all citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

The Stock was sold by SCMLP on behalf of its advisory clients for the purpose of disposing of all of the Stock it held on behalf of its clients.

Item 5. Interest in Securities of the Issuer

To the knowledge of the Filers, neither the Filers nor any of the other Named Persons beneficially owns any Stock.

The Filers effected the following transactions since April 17, 2000, in the Stock in open market transactions on the dates indicated:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

SCMLP	Sale	6/13/2000	6,000	1.1060
SCMLP	Sale	7/07/2000	64,300	2.6271
SCMLP	Sale	7/12/2000	52,800	1.7243
SCMLP	Purchase	7/12/2000	60,000	1.7444
SCMLP	Sale	7/12/2000	125,600	1.7243
SCMLP	Purchase	7/12/2000	110,400	1.7444
SCMLP	Sale	7/13/2000	109,300	1.6900
SCMLP	Purchase	7/13/2000	89,800	1.7394
SCMLP	Sale	7/14/2000	23,000	1.7851
SCMLP	Sale	7/17/2000	50,000	1.9374
SCMLP	Sale	7/18/2000	5,500	1.8647
SCMLP	Sale	7/19/2000	5,400	1.8261
SCMLP	Sale	7/20/2000	17,000	1.8451
SCMLP	Sale	7/21/2000	3,800	1.7591
SCMLP	Sale	7/24/2000	14,200	1.7047
SCMLP	Sale	7/26/2000	25,000	1.4999
SCMLP	Sale	7/28/2000	23,800	1.2762
SCMLP	Sale	9/1/2000	6,200	1.3124
SCMLP	Purchase	9/21/2000	474,450	1
SCMLP	Purchase	9/25/2000	45,750	1
SCMLP	Purchase	9/26/2000	1,041,300	1
SCMLP	Sale	9/26/2000	19,400	1.16
SCMLP	Purchase	9/27/2000	971,250	1
SCMLP	Purchase	9/28/2000	37,950	1
SCMLP	Purchase	9/29/2000	3,021,000	1
SCMLP	Purchase	10/1/2000	40,800	1
SCMLP	Purchase	10/5/2000	862,950	1
SCMLP	Purchase	10/10/2000	189,150	1
SCMLP	Purchase	10/25/2000	3,583,800	1
SCMLP	Sale	11/07/2000	9,000.9679
SCMLP	Sale	11/08/2000	94,025	0.9374
SCMLP	Purchase	11/27/2000	468,000	1.0937
SCMLP	Sale	11/27/2000	470,000	0.9999
SCMLP	Purchase	11/28/2000	925,000	0.9712
SCMLP	Sale	11/28/2000	925,000	0.9662
SCMLP	Sale	1/24/2001	6,700	0.6249
SCMLP	Sale	1/25/2001	100,000	0.5625
SCMLP	Sale	1/26/2001	123,300	0.3750
SCMLP	Sale	3/20/2001	15,000	0.6249
SCMLP	Sale	3/22/2001	28,900	0.4998
SCMLP	Sale	3/27/2001	55,750	0.4374
SCMLP	Sale	5/17/2001	135,850	1.9799
SCMLP	Sale	5/25/2001	27,300	1.2499
SCMLP	Sale	5/30/2001	1,788	1.2499
SCMLP	Sale	6/26/2001	50,000	0.0599
SCMLP	Sale	6/27/2001	50,000	0.0599
SCMLP	Sale	6/28/2001	2,760,587	0.01

The Filers ceased to be the beneficial owners of five percent of the Stock on May 22, 2001.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCMLP does not hold any Stock on behalf of its clients.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, filed with Schedule 13D filed by SCMLP and SCMI on April 17, 2000, is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2002

SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc. General Partner By: /s/ Steven J. Block Steven J. Block Vice President	SNYDER CAPITAL MANAGEMENT, INC. By: /s/ Steven J. Block Steven J. Block Vice President